NO Act

P.E.
12/23/2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC

JAN 15 2015

Washington, DC 20549

14008629

January 15, 2015

Act: 1934
Section:
Rule: 14a-8 (i)(2)
Public
Availability: 1-15-15

Julian Hennig III
Nexsen Pruet, LLC
jhennig@nexsenpruet.com

Re: Tidelands Bancshares, Inc.
Incoming letter dated December 23, 2014

Dear Mr. Hennig:

This is in response to your letter dated December 23, 2014 concerning the shareholder proposals submitted to Tidelands Bancshares by Thomas J. Lykos, Jr. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Thomas J. Lykos, Jr.

FISMA & OMB Memorandum M-07-16

January 15, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Tidelands Bancshares, Inc.
Incoming letter dated December 23, 2014

The proposals relate to the board of directors, compensation and a special committee.

We note that it is unclear whether the submission represents proposals made under rule 14a-8 or proposals to be presented directly at the annual meeting, a matter we do not address. To the extent the submission involves a rule 14a-8 issue, there appears to be some basis for your view that Tidelands Bancshares may exclude the proposals under rule 14a-8(e)(2) because Tidelands Bancshares received them after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Tidelands Bancshares omits the proposals from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

NEXSEN|PRUET

Julian Hennig III
Member
Admitted in SC

December 23, 2014

VIA EMAIL TO shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F. Street, NE
Washington, D.C. 20549

Re: Tidelands Bancshares, Inc. – Notice of Intent to Omit Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8 and Request for No-Action Ruling

Ladies and Gentlemen:

Charleston
Charlotte
Columbia
Greensboro
Greenville
Hilton Head
Myrtle Beach
Raleigh

This letter is to inform you that our client, Tidelands Bancshares, Inc., a South Carolina corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2015 Annual Meeting of Shareholders (collectively, the "2015 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from Thomas J. Lykos, Jr. (the "Proponent"). As the Proposal was not timely received by the Company, the Company believes the Proposal may be excluded from the 2015 Proxy Materials in reliance on Rule 14a-8(e) under the Securities Exchange Act of 1934, as amended, and respectfully requests that the staff (the "Staff") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Commission") take a no-action position with respect to such exclusion. A copy of the Proposal and the supporting statement is attached hereto as Exhibit A.

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, the letter is being (a) submitted to the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and (b) concurrently sent to the Proponent.

Pursuant to Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are submitting this letter and its attachments to the Staff via email at shareholderproposals@sec.gov. Rule 14a-8(k) and SLB 14D provide that shareholder

1230 Main Street
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PO BOX 2426
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www.nexsenpruet.com

T 803.253.8202
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E JHennig@nexsenpruet.com
Nexsen Pruet, LLC
Attorneys and Counselors at Law

proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if he elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

I. The Proposal

A copy of the Proposal and the supporting statement is attached hereto as Exhibit A.

II. Bases for Exclusion

The Company believes that the Proposal may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(e) and Rule 14a-8(f)(1) because the Proposal was received at the Company's principal executive offices after the deadline for submitting shareholder proposals to the Company. Thus, the Proponent failed to satisfy the applicable procedural eligibility requirements.[1]

III. Analysis

The Company may exclude the submission from the Proponent under Rule 14a-8(e)(2) and Rule 14a-8(f) because the Company did not receive it at its principal executive offices before the deadline for submitting shareholder proposals. Under Rule 14a-8(e)(2), a shareholder proposal submitted with respect to a company's regularly scheduled annual meeting must be received at the company's "principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." Rule 14a-8(f) permits a company to exclude a shareholder proposal that does not comply with the rule's procedural requirements, including if a proponent "fail[s] to submit a proposal by the company's properly determined deadline."

Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") explains that, to calculate a shareholder proposal deadline, a company should:

- Start with the release date disclosed in the previous year's proxy statement;

[1] We also believe there are other bases for exclusion of the Proposal. We are addressing only these procedural matters at this time because we do not believe the Proposal is eligible for consideration for inclusion.

- Increase the year by one; and
- Count back 120 calendar days.

The Company received the Proposal on December 11, 2014, yet as disclosed on page 17 of the Company's proxy statement filed on April 9, 2014, the deadline for submitting shareholder proposals was December 10, 2014:

Shareholder Proposals for Inclusion in Next Year's Proxy Statement

> If shareholders wish a proposal to be included in our proxy statement and form of proxy relating to the 2015 annual meeting, they must deliver a written copy of their proposal to our principal executive offices no later than December 10, 2014. To ensure written prompt receipt by the company, the proposal should be sent certified mail, return receipt requested. Proposals must comply with our bylaws relating to shareholder proposals in order to be included in our proxy materials.

The December 10, 2014 deadline was calculated in accordance with Rule 14a-8(e)(2) and SLB 14, as it is 120 days before the anniversary of the release date disclosed in the Company's 2014 proxy statement. The Company's 2014 Proxy Statement was first mailed to the shareholders on April 9, 2014. Rule 14a-8(e)(2) provides that the 120 calendar day advance receipt requirement does not apply if the current year's annual meeting has been changed by more than 30 days from the date of the prior year's meeting. Here, however, the Company's 2014 Annual Meeting of Shareholders was held on May 19, 2014, and the Company expects to hold its 2015 Annual Meeting of Shareholders on May 18, 2015. Accordingly, the 2015 Annual Meeting of Shareholders will not be moved by more than 30 days from the anniversary date of the 2014 Annual Meeting, and thus, the deadline for shareholder proposals set forth in the Company's 2014 proxy statement remains effective.

The Proposal was mailed in separate envelopes to both the Corporate Secretary and the Chief Executive Officer of the Company. Each of these officers of the Company received the Proposal on December 11, 2014, which is one day after the December 10, 2014 deadline set forth in the Company's 2014 proxy statement. This untimeliness is evidenced by the two United States Postal Service tracking reports, which show that both envelopes delivering the Proposal were not delivered until December 11, 2014. The tracking numbers from the USPS tracking reports match the tracking numbers on the certified-mail envelopes used by the Proponent to send the Proposal. In addition, the notation "Received 12/11/14" was inscribed (and initialed) by the President and CEO of the Company on the first page of the Proponent's correspondence accompanying the Proposal, indicating that the Proposal was not received until December 11, 2014. Photocopies of the USPS tracking reports and the Proponent's envelopes are attached hereto as Exhibit B.

In no-action letters, the Staff has strictly construed the Rule 14a-8 deadline, permitting companies to exclude from proxy materials those proposals received at companies' principal executive offices after the deadline, even if only by one day and even if the deadline fell on a weekend or federal holiday. *See, e.g., BioMarin Pharmaceutical Inc.* (March 14, 2014) (5 days late); *General Electric Company* (Jan. 24, 2013) (one day late); *Johnson & Johnson* (Jan. 13, 2010) (one day late); *Tootsie Roll Industries, Inc.* (Jan. 14, 2008) (two days late); *Smithfield Foods, Inc.* (avail. June 4, 2007) (one day late).

The submission from the Proponent is excludable even though, as indicated by the USPS Tracking reports that are included in Exhibit B, it was mailed before the deadline. To be timely, a proposal must be received at companies' principal executive offices before the deadline, not just mailed by that date. *See, e.g., Equity LifeStyle Properties* (Feb. 10, 2012) (concurring with the exclusion of a proposal when it was received after the submission deadline, even though it was mailed prior to the deadline); *City National Corp.* (Jan. 17, 2008) (concurring with the exclusion of a proposal when it was received one day after the submission deadline, even though it was mailed one week earlier). Therefore, the mailing date of December 5, 2014 does not cause the submission from the Proponent to be timely. SLB 14 makes clear that a proposal must be "received at the company's principal executive offices by [the deadline]," and it encourages shareholders to "submit his or her proposal well in advance of the deadline and by means that allows the shareholder to demonstrate the date the proposal was received at the company's principal executive offices."

The Company has not provided the Proponent with a deficiency notice described in Rule 14a-8(f)(1) because such a notice is not required if a proposal's defect cannot be cured. As stated in Rule 14a-8(f)(1), "[a] company need not provide ... notice of a deficiency if the deficiency cannot be remedied, such as if [the proponent] fail[s] to submit a proposal by the company's properly determined deadline."

IV. Conclusion

Based upon the foregoing analysis, we hereby respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials pursuant to Rule 14a-8(e).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this matter. Correspondence regarding this letter should be sent to JHENNIG@nexsenpruet.com. If we can be of any further assistance, please do not hesitate to contact me at (803) 253-8202.

Sincerely yours,

Julian Hennig III

JH/jb
Enclosures

cc: Thomas J. Lykos, Jr. (via Certified Mail – Return Receipt Requested)
Thomas H. Lyles, President & CEO of Tidelands Bancshares, Inc. (via email)
John D. Dalton, VP, Corporate Controller of Tidelands Bancshares, Inc. (via email)

EXHIBIT A

The Proposal

Received
12/11/14
EHL

THOMAS J. LYKOS, JR.

December 5, 2014

Delivered by Certified Mail
Return Receipt Requested

Corporate Secretary
Tidelands Bancshares, Inc.
875 Lowcountry Boulevard
Mount Pleasant, South Carolina 29464

Re: Shareholder Proposals to be presented at 2015 Annual Meeting of Tidelands Bancshares, Inc. Shareholders ("[redacted]" or "Company")
"Tidelands"

Dear Sir or Madam:

The undersigned shareholder of Tidelands Bancshares, Inc. ("Proposing Shareholder") entitled to vote at the 2015 Annual Meeting of the Company's Shareholders ("Annual Meeting"), are delivering this formal letter request and notice to the Company. This request and notice are made in accordance with the Company's Articles of Incorporation and Articles of Amendment ("Articles") and its Amended and Restated By-laws ("By-laws").

Pursuant to the Company's By-laws, the Proposing Shareholder desires to introduce certain shareholder proposals to the Company's shareholders as "business to be brought before the annual meeting," which are appropriate for consideration by all shareholders at the 2015 Annual Meeting. With regard to the Company's By-laws, please be advised that the information required by those subparagraphs is provided under the names of the signatory to this correspondence who is a "shareholder entitled to vote" and the material interest of such shareholder in such business relates directly to the Proposing Shareholder's ownership of 500 shares of common stock in the Company.

The Proposing Shareholder has an interest in the election of directors at the 2015 Annual Meeting through their direct and/or beneficial ownership of Company stock. Except as described herein, including the disclosures in the Attachment, none of the Shareholder Nominees will receive any compensation from the Proposing Shareholder or any of their affiliates in connection with any of the proposals set forth by the Proposing Shareholder or through any proxy solicitation.

Also pursuant to the Company's By-laws, the following Proposing Shareholder proposals ("Proposals") are to be included in the proxy and proxy materials (the "Proxy and Related Proxy Materials") provided to the Company's shareholders and placed on the agenda for adoption by the Company's shareholders at the 2015 Annual Meeting:

- A proposal to amend the Company's By-laws to reduce the number of Company directors to five directors and to require that four/fifths of the Company's Board is comprised of independent directors as determined by NASDAQ standards and requirements and the provisions of the Company's governing documents.

- A proposal that requires that the members of the Company's Compensation Committee to reduce the amount of the aggregate annual compensation of the three most highly compensated senior executive officers of the Company and/or Tidelands Bank ("Bank") by a minimum of 30%.

- A proposal to require all holders of the Company's options, deferred stock grants, and warrants, all vested and unvested options, vested and unvested deferred stock grants and any and all warrants to exercise these options on or before September 30, 2015 if they set to expire or be awarded on or before September 30, 2015.

- A proposal to provide for the creation of a special committee of the Board to be chaired by an Independent Member of the current Board and at least one other shareholder but no more than three shareholders who have no relationship with the Company other than their ownership of Company's shares. The special committee members should have expertise and experience in merger and acquisition transactions, equity and debt offerings and corporate restructurings. The purpose of this subcommittee will be to provide strategic options to the Company's Board and shareholders to be acted upon by the Board.

The specific language of the Proposals we request the Company to include in the Proxy and Related Proxy Materials are provided in the Attachment to this notice and are incorporated in to this notice to the Company's Secretary and are submitted pursuant to the procedures set forth in the relevant sections of the Company's Bylaws.

With regard to Shareholder Proposal 1, the election of five directors, pursuant to the Company's By-laws the Proposing Shareholder is "shareholder entitled to vote for the election of directors...." Proposing Shareholder therefore submits this formal written notice pursuant to the Company's By-laws

Pursuant to the Company's By-laws, the class and number of shares of the Proposing Shareholder who intends to nominate the four current independent directors of the Board and one current inside director of the Company's Board ("Shareholder Director Nominees") identified in the Attachment to this Notice and incorporated herein.

Pursuant to the Company's By-laws, for the purpose of nominating the four independent director Nominees and one insider nominee, the Proposing Shareholder for the respective Shareholder Director Nominees "is a holder of record of shares entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in" this notice. The Proposing Shareholder requests that the Shareholder Director Nominees and the other Proposals be included in the Proxy sent to all of the Company's Shareholders as matters to be addressed at the 2015 Annual Meeting.

Pursuant to the Company's By-laws, the Proposing Shareholder represents that there are no arrangements or understandings between the shareholder and each nominee and any person or persons pursuant to which the nomination or nominations are to be made by the shareholder.

Pursuant to the Company's By-laws, the information required under the Company's By-laws is contained in pervious proxy materials provided by the Company to its shareholders and that document is incorporated by reference in this letter notice to the Corporate Secretary of the Company.

Pursuant to the By-Laws, the Proposing Shareholder provides below the information regarding the Shareholder Director Nominees responsive to the Company's By-laws and Item 22(b) of Schedule 14A as applicable. The representations of Proposing Shareholder pursuant to these requirements follow.

- Given their current service, it is assumed that the nominees consent to be named in the Company's proxy statement and proxy and to serve if elected.

- The Proposing Shareholder has not been involved in any legal proceeding during the last 10 years as specified in Item 401(k) of Regulation S-K.

- The Proposing Shareholder, to the best of its knowledge believes that the shareholder nominees continue to meet the director qualifications set forth in the Company's charter documents.

- The Proposing Shareholder, to the best of its knowledge, believe that the independent nominees continue to meet the objective criteria for "independence" under the applicable provisions of the Company's governing documents and the nominees are not "interested persons" of the Proposing Shareholder as that term is defined in Section 2(a)(19) of the Investment Company Act of 1940.

- The Proposing Shareholder represents that there are no direct or indirect material interests in any contract or agreement between the Proposing Shareholder, the nominees and/or the Company or any affiliate of the Company.

- The Proposing Shareholder represents that there is no material pending or threatened litigation in which the shareholders and/or the shareholder nominees are a party or material participant that involves the Company and the Bank, their officers and directors or any affiliate of the Company and/or the Bank other than that which has been previously disclosed to the Company's shareholders.

- The Proposing Shareholder represents that there are no other material relationships between the Shareholder Nominees and/or the Company and/or the Bank and any affiliate of the Company and/or the Bank that has not been disclosed.

- In the event that any solicitations are made to support the Proposals, the Proposing Shareholders will make the solicitations itself or seek contributions from other shareholders inclined to support the Proposals. Such solicitations will be made in written correspondence or through oral communication.

- The Proposing Shareholder does not intend to engage third party contracts for making such solicitations.

- The total estimated amount to be expended on such solicitation is less than $10,000 and there have been no funds expended on solicitations to date.

- The cost of the solicitations is expected to be borne by the Company to the extent that the Proposals are included in the Proxy Materials to be disseminated by the Company. Otherwise, expenses will be borne by the Proposing Shareholder and perhaps other shareholders on a pro-rata basis.

- The Proposing Shareholder has an interest in the election of directors at the 2015 Annual Meeting through their direct and/or beneficial ownership of Company stock. Except as described herein, including that none of the Shareholder Nominees will receive any compensation from any Proposing Shareholder or any of its affiliates in connection with any proxy solicitation. The Shareholder Nominees have an interest in their election as directors at the Annual Meeting due to their ownership of Company Stock.

- The Proposing Shareholder has had no criminal convictions in the past ten years.

- The Proposing Shareholder, with the exception of the purchased its 500 shares of common equity in the last two years.

- The Proposing Shareholder is not and has not been within the past year a party to any contracts, arrangements or understandings with respect to the Company's securities and the terms of the contract, arrangement or understanding.

- The Proposing Shareholder represents that the ownership positions disclosed on the signature page represent its current beneficial ownership position and there are no other Company securities held by an associate.

- The Proposing Shareholder represents that it owns no ownership interest in any parent or subsidiary of the Company.

- The Proposing Shareholder represents that Item 404(a) of Regulation S-K does not apply.

- The Proposing Shareholder represents that there are no arrangements concerning future employment or transactions with the Company.

- The Proposing Shareholder represents that it has no substantial interest in the vote, either by securities holdings or otherwise, held by a party to an arrangement or understanding related to a director nominee.

The Proposals are designed to address shareholder concerns that have been long ignored by the current Board and the Company's executive management. Pursuant to the Company's By-Laws, the Proposing Shareholder requires that a vote by ballot be taken on all the Proposals before the Shareholders at the Annual Meeting. Further, at the Annual Meeting, the Proposing Shareholders urge the Company's Board, Corporate Secretary and executive officers to comply with all other the provisions of the Company's By-laws and Articles of Incorporation relevant to the consideration and vote upon the Proposals.

Please contact any of the undersigned should you require further information regarding the Proposing Shareholders submission of the Proposals and the Proxy Materials. The address for such purposes is: Thomas J. Lykos, Jr.; 2235 Stanmore Drive, Houston, Texas 77019

Very truly yours,

Shareholder Name: Thomas J. Lykos, Jr. IRA Acct.
Shareholder Address: ***FISMA & OMB Memorandum M-07-16***
Ownership Interest: 500 shares
Class: Common
Principal Occupation: Investment Banker/Attorney

Attachment

ATTACHMENT

PURPOSE OF THE PROPOSALS TO BE CONSIDERED

The purpose of the Proposals to be considered at the 2015 Annual Meeting of the Company's Shareholders are set forth herein and include consideration of, and voting upon, the following items:

1. A shareholder proposal to amend the Company's By-laws to decrease the number of Board Members to five and require that the Board consist of four current independent directors and one inside director. The five director nominees to be proposed include: (a) four current independent directors including Larry W. Tarleton, Mary V. Propes, Alan D. Clemmons and John W. Gandy; and (b) one inside director, Thomas H. Lyles who is the current Chief Executive Officer of the Company. These directors will hold office until the 2016 Annual Meeting of the Company's shareholders and until their respective successors are duly elected and qualified.

2. A shareholder proposal to require the Company's Compensation Committee to reduce the aggregate annual compensation of the Company's and/or Bank's senior executive officers.

3. A shareholder proposal for the exercise of certain options, deferred stock grants and warrants by their holders on a date certain.

4. A shareholder proposal directing the Company's Board to establish a Special Committee to explore strategic options in an attempt to "save the Bank."

5. To transact any and all other business that may properly come before the 2015 Annual Meeting.

Proposal 1: Shareholder Proposal to Amend the Company's By-laws and Reduce the Company's Board of Directors to consist of Five Members and Require a four fifths Majority of Independent Directors

The Company's Board of Directors consists of eight members. The Proposing Shareholders request that an amendment to the relevant sections of the Company's By-Laws be put on the agenda such that (i) only five current board members of the Board of Directors will be elected at the 2015 Annual General Meeting, or at any general meeting of shareholders called thereafter. Upon adoption of Proposal 1, a four fifths majority of the Company's directors must be independent directors under NASDAQ standards and requirements used for the determination of independent "directors" will be adopted and applied to the Company's Board The proposed new provision of the Company's By-Laws shall replace the existing relevant By-laws in their entirety. The relevant provisions regarding the number of Directors to be elected pursuant to the Company's By-laws shall be deleted in its entirety and replaced by:

"The Company's charter documents are amended to reduce the number of directors of the corporation so that the number of directors shall number not less than one (1) or more than five (5). Four fifths of the corporation's directors shall consist of independent directors as that term is defined under NASDAQ requirements. The election of five current members of the Company's Board of Directors who will consist of four independent

directors and one inside director. The directors are to be elected on an individual basis and for a term of office of one year. For purposes of this provision, one year shall mean the period between two annual shareholder meetings."

The Proposing Shareholders reserves the right to solicit proxies for the election of any substitute nominees if the Company makes or announces an changes to its charter documents, the Company increases the number of Directors whose terms expire in 2015, the Company increases the size of its Board, or takes or announces any other action that has or if consummated would have the effect of disqualifying the Shareholder Nominees to the extent that this is not prohibited under the Company's charter documents and applicable law. The Shareholder Nominees would not be barred foam being considered independent shareholders under the independence requirements of the NASDAQ and the standards set forth under paragraph (a)(1) of Item 407 of Regulation S-K under the Securities Exchange Act of 1934, as amended. Each Director Nominee has consented to being named in the Company's Proxy Statement and has agreed to serve if elected.

The Company's directors shall be elected by a plurality of the votes cast at the Annual Meeting. All other proposals will be adopted upon receiving the affirmative vote of the holders of a majority of the shares of Common Stock represented at the Annual Meeting, either in person or by Proxy.

The Proposing Shareholders recommend that the five (5) nominees include:

Larry W. Tarleton
Mary V. Propes
Alan D. Clemmons
John W. Gandy
Thomas H. Lyles

Proposal 2: Shareholder Proposal requiring the Compensation Committee to reduce the aggregate annual compensation of the aggregate annual compensation of certain of the Company's and/or Bank's senior executive officers.

The Proposing Shareholder requests the Company's Board reduce the overhead of the senior executive officers of the Company and or bank by at least 30 per cent. While the efforts to "weather the storm of the Great Recession' have been appreciated, The Company's and the bank's management has continued to draw relatively large annual compensation as the Bank continues to lose money and capital has dwindled to negative levels. There has been no return to shareholders who have patiently awaited a turn around and there has been no apparent attempt to increase shareholder value. Rather than undertake an imaginative effort to address the situation and perhaps save the bank from failure, the current team has apparently been comfortable in the role as caretaker until the FDIC "fails" the institution.

"RESOLVED, that the Company's shareholders urge the Board to direct the Compensation Committee of the Board to reduce the amount of the aggregate annual compensation of the three most highly compensated senior executive officers of the Company and /or the bank by a minimum of 30 percent. The shareholders direct the Board and the Compensation Committee to negotiate such reductions and provide a more incentive pay structure to be determined at their discretion in the event that the Bank and the Company resolves its TARP and Trust Preferred principal and interests payments to the satisfaction of the relevant regulatory agencies. The Shareholders recommend that part of any incentive based compensation be paid in cash and Company stock."

Proposal 3: Shareholder Proposal for the exercise of all vested and unvested options, vested and unvested deferred stock grants and any and all warrants set to expire or be awarded on or before December 30, 2015.

The Proposing Shareholder requests that the Board of Directors of the Company and the Bank adopt a policy that that applies to all current and former executive officers and directors of the Company and the Bank who hold options, deferred stock grants and warrants that are set to expire or be awarded on or before September 30, 2015 ("Holders").

"RESOLVED, the Company's shareholders urge the Board of Directors of the Company to prohibit the extension or modification of all vested an unvested options, vested and untested deferred stock grants and all warrants set to expire or be granted on or before September 30, 2015. The policy requires the Holders to exercise any and all of the Company's vested and unvested options, vested and unvested deferred stock grants and any and all warrants on or before September 30, 2015. In no event can the material terms, conditions and expiration dates of these options, deferred stock grants and award of warrants set to expire on or before September 30, 2015, be amended and/or extended beyond, re-issued or awarded to be effective after September 30, 2015."

Proposal 4: Shareholder Proposal for the formation of a Special Committee of the Board to explore Strategic Alternatives

The Proposing Shareholder requests the Board establish a Committee of the Board consisting of at least one Independent Director and one shareholder with the experience to offer strategic options to salvage the Bank. The Proposing Shareholder is aware of several attempts to provide alternatives to salvage the bank. At some point the interest of the management, Board and shareholders may become conflicted. The Proposing Shareholder believes a certain degree of objectivity, expertise and experience is required to determine if the situation at the bank can be salvaged an the best way for existing shareholders to participate in a restructuring of the holding Company and the Bank. There is a dire need for some innovative and independent thinking as the situation continues to deteriorate. To date, management and certain members of the Board appear to have resisted such alternatives. Am independent Committee of the Board consisting of knowledgeable shareholders will certainly have their interests more in line with the shareholders, some of which still patiently hold larger positions in the Company than certain Board members. It is time for the Board to actively establish a special Committee to actively explore strategic alternatives and solutions than to continue to allow management to oversee the further erosion of shareholder value. he Nominating Shareholders request that, shareholders vote, in an advisory manner to approve the executive compensation philosophy, policies and procedures, employed by the Board and the compensation of the executive officers of the Company and the Bank.

"RESOLVED, that the Company's Board is directed to establish a Special Committee consisting of at least one independent board member and at least one shareholder but not more than three shareholders of common stock who are with 90 days of the Special Committees formation to report on strategic alternatives to the Board and shareholders. The shareholder or shareholders who will be appointed to the special committee with the independent board member will have no relationship with the Bank or the Company other than their ownership of company stock. The shareholder members of the special committee shall be selected due to their experience, expertise and knowledge of debt and equity placements, mergers and acquisitions and corporate restructurings. "

EXHIBIT B

USPS Tracking Reports and Proponent's Envelopes